January 15, 2025

Sunil Gupta
Chief Executive Officer
Nidar Infrastructure Limited
P4 23 Marina, Al Nassem Street
Dubai, United Arab Emirates

       Re: Nidar Infrastructure Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed December 30, 2024
           File No. 333-283189
Dear Sunil Gupta:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
Unaudited Prospective Financial Information of Nidar, page 188

1. Please revise the disclosure to explicitly state whether the presentation of prospective financial information complies with the guidance established by IASB rather than
       "with a view toward complying" with the guidance and if so, please provide full prospective financial statements under IASB guidance.
 January 15, 2025
Page 2
2. Please expand the disclosure to include all disclosures required pursuant to Item 10 of
       Regulation S-K. Disclose the basis for each of management's assumptions and the basis for your belief that each assumption is reasonable and fully supported. Disclose the specific support for each assumption, such as whether market surveys, general economic indicators, trends and patterns from your operating history, internal data and analyses were used as support.
3. We note that you have a limited operating history regarding several of the revenue types included in your prospective information. Please revise to delete the financial information beyond 2025 or tell us and disclose the basis for your belief that your limited operating history provides a reasonable bass for a forecast beyond one year.
4. Please disclose whether or not an outside review of management's projections was performed to furnish additional support for having a reasonable basis for the projections and if so, include a report of such a review including disclosure of the qualifications of the reviewer, the extent of the review, the relationship between the reviewer and the registrant, and other material factors concerning the process by which any outside review was sought or obtained.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Taylor Landry